Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 to this report on Form 6-K.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

The following table sets forth a summary of our consolidated results of operations for the nine months ended September 30, 2021 and 2020. This information should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 to this report on Form 6-K.

	Nine Months Ended September 30,
	2021	2020
	(In thousands of US$)
Total operating revenues	$78,487	$25,503
Total operating costs and expenses	$(225,087)	$(254,091)
Operating loss	$(146,600)	$(228,588)
Net loss attributable to Studio City International Holdings Limited	$(198,609)	$(260,135)

Revenues

For the nine months ended September 30, 2021, our total operating revenues were US$78.5 million, an increase of US$53.0 million from US$25.5 million of total operating revenues for the nine months ended September 30, 2020. The increase in total operating revenues was primarily attributable to the higher revenues from the provision of gaming related services and non-gaming revenues as a result of a year-over-year increase in inbound tourism during the nine months of 2021.

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Provision of gaming related services. Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by the Gaming Operator and services related thereto pursuant to the Services and Right to Use Arrangements. Revenues from the provision of gaming related services were negative US$5.5 million for the nine months ended September 30, 2021, compared with revenues from provision of gaming related services of negative US$39.0 million for the nine months ended September 30, 2020. The increase was primarily attributable to improved performance in the gaming operations at Studio City Casino as a result of a year-over-year increase in inbound tourism during the nine months of 2021.

Studio City Casino generated gross gaming revenues of US$289.7 million and US$176.8 million for the nine months ended September 30, 2021 and 2020, respectively, before the deduction by the Gaming Operator of gaming taxes and the costs incurred in connection with its on-going operation of Studio City Casino pursuant to the Services and Right to Use Arrangements.

Mass market table games revenue increased to US$238.6 million for the nine months ended September 30, 2021 from US$111.3 million for the nine months ended September 30, 2020, primarily attributable to an increase in both mass market table games drop and mass market table games hold percentage. Mass market table games drop increased to US$879.5 million for the nine months ended September 30, 2021 from US$422.6 million for the nine months ended September 30, 2020. Mass market table games hold percentage also increased to 27.1% for the nine months ended September 30, 2021 from 26.3% for the nine months ended September 30, 2020.

Gaming machine revenue increased to US$23.0 million for the nine months ended September 30, 2021 from US$14.5 million for the nine months ended September 30, 2020. This increase is primarily attributable to an increase of gaming machine handle to US$849.2 million for the nine months ended September 30, 2021 from US$478.0 million for the nine months ended September 30, 2020, partially offset by a decrease in gaming machine win rate to 2.7% for the nine months ended September 30, 2021 from 3.0% for the nine months ended September 30, 2020. Average net win per gaming machine per day was US$135 and US$96 for the nine months ended September 30, 2021 and 2020, respectively.

VIP rolling chip revenue decreased to US$28.1 million for the nine months ended September 30, 2021 from US$51.0 million for the nine months ended September 30, 2020, primarily attributable to a decrease in VIP rolling chip volume and VIP rolling chip win rate. Studio City’s VIP rolling chip volume decreased to US$1.36 billion for the nine months ended September 30, 2021 from US$1.76 billion for the nine months ended September 30, 2020. VIP rolling chip win rate decreased to 2.06% for the nine months ended September 30, 2021 from 2.90% for the nine months ended September 30, 2020.

For the nine months ended September 30, 2021 and 2020, total gaming taxes and costs incurred in connection with the on-going operation of Studio City Casino deducted from gross gaming revenues were US$295.2 million and US$215.8 million, respectively, which included (i) gaming taxes imposed on the gross gaming revenue of US$113.0 million and US$68.9 million, respectively; (ii) the complimentary services provided by us to Studio City Casino’s gaming patrons of US$34.2 million and US$16.6 million, respectively; (iii) shared administrative services and shuttle bus transportation services provided by us to Studio City Casino of US$16.6 million and US$17.0 million, respectively and (iv) remaining costs of US$131.4 million and US$113.3 million, respectively, primarily representing gaming-related staff costs and other gaming-related costs, including costs related to table games operations at Studio City Casino.

Revenues from the provision of gaming related services were negative US$5.5 million and negative US$39.0 million for the nine months ended September 30, 2021 and 2020, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

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Rooms. We generate room revenues from Studio City hotel consisting of Celebrity Tower and all-suite Star Tower. Our room revenues increased by US$18.4 million, or 149.6%, to US$30.8 million for the nine months ended September 30, 2021 from US$12.3 million for the nine months ended September 30, 2020. The increase was primarily attributable to an increased occupancy rate as a result of a year-over-year increase in inbound tourism during the nine months of 2021. Studio City’s average daily rate, occupancy rate and REVPAR were US$122, 54% and US$66, respectively, for the nine months ended September 30, 2021, as compared to US$134, 20% and US$27, respectively, for the nine months ended September 30, 2020.

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Food and beverage, entertainment, mall and retail and other. Our revenues generated from food and beverage, entertainment, mall and retail and other increased by US$1.3 million, or 4.0%, to US$33.7 million for the nine months ended September 30, 2021 from US$32.5 million for the nine months ended September 30, 2020, primarily attributable to an increase in business activities as a result of a year-over-year increase in inbound tourism during the nine months of 2021.

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Services fee. Our services fee revenues, which primarily consist of certain shared administrative services and shuttle bus transportation services to Studio City Casino were US$19.5 million and US$19.7 million for the nine months ended September 30, 2021 and 2020, respectively.

Operating Costs and Expenses

Our total operating costs and expenses decreased by US$29.0 million, or 11.4%, to US$225.1 million for the nine months ended September 30, 2021 from US$254.1 million for the nine months ended September 30, 2020.

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Provision of gaming related services. Provision of gaming related services expenses, which mainly represent (1) services fees for shared corporate services provided by the Master Service Providers pursuant to the Management and Shared Services Arrangements and (2) management payroll expenses, are relatively fixed in nature and amounted to US$18.9 million for both the nine months ended September 30, 2021 and 2020.

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Rooms. Room expenses, which represent the costs of operating the hotel facilities and respective payroll expenses, increased by US$0.9 million, or 10.1%, to US$9.3 million for the nine months ended September 30, 2021 from US$8.5 million for the nine months ended September 30, 2020, which was in-line with the increase in revenues, partially offset by lower operating costs, as a result of our cost containment efforts.

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Food and beverage, entertainment, mall and retail and other. Expenses related to food and beverage, entertainment, mall and retail and other, which primarily represent the costs of operating the respective non-gaming services at Studio City and respective payroll expenses, were US$27.2 million and US$27.8 million for the nine months ended September 30, 2021 and 2020, respectively.

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General and administrative. General and administrative expenses were US$68.9 million and US$69.8 million for the nine months ended September 30, 2021 and 2020, respectively. Such expenses primarily consist of payroll expenses, utilities, marketing and advertising costs, repairs and maintenance, legal and professional fees, and fees paid to the Master Service Providers for shared corporate services provided to non-gaming departments. Expenses relating to services fee revenues are also included in the general and administrative expenses.

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Pre-opening costs. Pre-opening costs were US$0.7 million for the nine months ended September 30, 2021 as compared to US$0.1 million for the nine months ended September 30, 2020. Such costs primarily represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations. The higher pre-opening costs for the nine months ended September 30, 2021 were mainly related to the marketing of the Water Park, which officially opened in May 2021.

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Amortization of land use right. Amortization expenses for the land use right continued to be recognized on a straight-line basis at an annual rate of US$2.5 million for both the nine months ended September 30, 2021 and 2020.

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Depreciation and amortization. Depreciation and amortization expenses decreased by US$29.1 million, or 23.8%, to US$93.3 million for the nine months ended September 30, 2021 from US$122.4 million for the nine months ended September 30, 2020.

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Property charges and other. Property charges and other expenses of US$4.1 million for the nine months ended September 30, 2021 were primarily included termination costs as a result of departmental restructuring. Property charges and other expenses of US$4.1 million for the nine months ended September 30, 2020 were primarily attributable to impairment of assets as a result of the remodeling of a non-gaming attraction.

Operating Loss

As a result of the foregoing, we had an operating loss of US$146.6 million for the nine months ended September 30, 2021, compared to an operating loss of US$228.6 million for the nine months ended September 30, 2020.

Non-operating Expenses, Net

Net non-operating expenses consisted of interest income, interest expenses, net of amounts capitalized, other financing costs, net foreign exchange gains (losses), loss on extinguishment of debt and other non-operating expenses, net. We incurred total net non-operating expenses of US$90.9 million for the nine months ended September 30, 2021, compared to US$103.1 million for the nine months ended September 30, 2020.

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Interest expenses. Interest expenses were US$69.1 million (net of amounts capitalized of US$15.2 million) for the nine months ended September 30, 2021, compared to US$81.1 million (net of amounts capitalized of US$6.8 million) for the nine months ended September 30, 2020. The decrease was primarily attributable to lower interest expenses as a result of refinancing the 2024 Notes with the issuance of US$1.1 billion aggregate principal amount of 5.00% senior notes due 2029, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 (the “First 2029 Notes”) and US$350 million in aggregate principal amount was issued on May 11, 2021 (the “Additional 2029 Notes” and, together with the First 2029 Notes, the “2029 Notes”), as well as higher amounts capitalized for the remaining project for Studio City for the nine months ended September 30, 2021.

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Other financing costs. Other financing costs, which were associated with the 2021/2028 Studio City Senior Secured Credit Facility, were US$0.3 million for both the nine months ended September 30, 2021 and 2020.

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Loss on extinguishment of debt. Loss on extinguishment of debt was US$28.8 million for the nine months ended September 30, 2021 and was associated with the early redemption of the remaining outstanding 2024 Notes which were refinanced by the issuance of the First 2029 Notes. Loss on extinguishment of debt was US$18.5 million for the nine months ended September 30, 2020 and was associated with the early redemption of all outstanding 2021 Studio City Company Notes which was refinanced by the issuance of the 2025 Notes and 2028 Notes.

Loss before Income Tax

As a result of the foregoing, we had a loss before income tax of US$237.5 million for the nine months ended September 30, 2021, compared to a loss before income tax of US$331.7 million for the nine months ended September 30, 2020.

Income Tax (Expense) Credit

Income tax expenses were US$0.03 million for the nine months ended September 30, 2021, compared to our income tax credits of US$0.1 million for the nine months ended September 30, 2020, and were primarily attributable to deferred income tax expenses/credit. The effective tax rates for the nine months ended September 30, 2021 and 2020 were (0.01)% and 0.03%, respectively. Our effective tax rates for the nine months ended September 30, 2021 and 2020 differed from the statutory Macau complementary tax rate of 12% primarily attributable to the effect of expenses for which no income tax benefit is receivable, the effect of changes in valuation allowances, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of tax losses that cannot be carried forward for the nine months ended September 30, 2021 and 2020. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carry-forwards and other deferred tax assets generated by our Macau operations. However, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net Loss Attributable to Participation Interest

Our net loss attributable to participation interest was US$38.9 million for the nine months ended September 30, 2021, compared to a net loss attributable to participation interest of US$71.4 million for the nine months ended September 30, 2020.

Net Loss Attributable to Studio City International Holdings Limited

As a result of the foregoing, we had a net loss attributable to Studio City International Holdings Limited of US$198.6 million for the nine months ended September 30, 2021, compared to a net loss attributable to Studio City International Holdings Limited of US$260.1 million for the nine months ended September 30, 2020.

Adjusted EBITDA

Our net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses, or Adjusted EBITDA, were negative US$45.9 million and negative US$99.4 million for the nine months ended September 30, 2021 and 2020, respectively.

We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to Adjusted EBITDA

	Nine Months Ended September 30,
	2021	2020 (2)
	(In thousands of US$)
Net loss attributable to Studio City International Holdings Limited	$(198,609)	$(260,135)
Net loss attributable to participation interest	(38,885)	(71,427)

Net loss	(237,494)	(331,562)
Income tax expense (credit)	29	(106)
Interest and other non-operating expenses, net	90,865	103,080
Property charges and other	4,129	4,101
Depreciation and amortization	95,795	124,905
Pre-opening costs	739	133

Adjusted EBITDA	$(45,937)	$(99,449)

Adjusted EBITDA margin (1)	(58.5)%	(390.0)%

(1)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total operating revenues.
(2)

We adopted ASU 2016-13 on January 1, 2020 under the modified retrospective method. There was no material impact on our results of operations and Adjusted EBITDA in 2020 as a result of the adoption of ASU 2016-13.

Adjusted EBITDA for Studio City for the nine months ended September 30, 2021 and 2020 referred to in Melco’s earnings release dated November 9, 2021 (“Melco’s earnings release”) were US$25.6 million and US$26.0 million more, respectively, than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco Resorts. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

LIQUIDITY AND CAPITAL RESOURCES

We have relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings to meet our financing or refinancing needs.

As of September 30, 2021, we recorded US$650.9 million in cash and cash equivalents. Further, the HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility is available for future drawdown as of September 30, 2021, subject to certain conditions precedent.

As of September 30, 2021, restricted cash of US$0.1 million primarily represented the cash collateral in relation to the 2028 Studio City Senior Secured Credit Facility.

We have been able to meet our working capital needs, and we believe that our current available cash and cash equivalents, bank deposits, funds available for drawdown under the 2028 Studio City Senior Secured Credit Facility and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available.

We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods presented.

	Nine Months Ended September 30,
	2021	2020
	(In thousands of US$)
Net cash used in operating activities	$(120,862)	$(148,825)
Net cash used in investing activities	(272,516)	(147,685)
Net cash provided by financing activities	471,508	625,240
Effect of exchange rate on cash, cash equivalents and restricted cash	(2,418)	1,647

Increase in cash, cash equivalents and restricted cash	75,712	330,377
Cash, cash equivalents and restricted cash at beginning of period	575,359	327,232

Cash, cash equivalents and restricted cash at end of period	$651,071	$657,609

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

We recorded net cash used in operating activities of US$120.9 million for the nine months ended September 30, 2021, as compared to net cash used in operating activities of US$148.8 million for the nine months ended September 30, 2020. The change was primarily attributable to the improved performance of Studio City’s operations as described in “—Results of Operations” above, partially offset by the increased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$272.5 million for the nine months ended September 30, 2021, as compared to US$147.7 million for the nine months ended September 30, 2020.

Net cash used in investing activities amounted to US$272.5 million for the nine months ended September 30, 2021, primarily attributable to payments for acquisition of property and equipment of US$266.7 million, acquisition of intangible assets of US$3.9 million and funds to an affiliated company of US$3.7 million, partially offset by proceeds from the sale of property and equipment and other long-term assets of US$1.7 million.

Net cash used in investing activities amounted to US$147.7 million for the nine months ended September 30, 2020, primarily attributable to payments for acquisition of property and equipment of US$140.9 million and funds to an affiliated company of US$9.4 million, partially offset by proceeds from the sale of property and equipment and other long-term assets of US$2.6 million.

Our capital expenditures on an accrual basis amounted to US$315.6 million for the nine months ended September 30, 2021, primarily for the construction, development and enhancement of Studio City. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating and financing activities will meet our capital expenditure needs in the foreseeable future. We expect to incur significant capital expenditures for the development of the remaining land of Studio City. See “— Other Financing and Liquidity Matters” below for more information.

Financing Activities

Net cash provided by financing activities was US$471.5 million for the nine months ended September 30, 2021, as compared to net cash provided by financing activities of US$625.2 million for the nine months ended September 30, 2020.

Net cash provided by financing activities was US$471.5 million for the nine months ended September 30, 2021, attributable to the proceeds from the issuance of the First 2029 Notes in aggregate principal amount of US$750.0 million and the issuance of the Additional 2029 Notes of US$355.3 million, partially offset by the payment of the 2024 Notes Tender Offer of US$347.1 million in aggregate principal amount and the redemption of the remaining 2024 Notes of US$252.9 million in aggregate principal amount outstanding, as well as payments of deferred financing costs of US$33.3 million and net payments for issuance of shares of US$0.4 million.

Net cash provided by financing activities was US$625.2 million for the nine months ended September 30, 2020, attributable to net proceeds from issuance of shares of US$499.3 million, proceeds from the issuance of the 2025 Notes in aggregate principal amount of US$500.0 million and the 2028 Notes in aggregate principal amount of US$500.0 million, partially offset by the full redemption of the 2021 Studio City Company Notes in aggregate principal amount of US$850.0 million and the payment of deferred financing costs of US$ 24.1 million arisen from the refinancing of the 2021 Studio City Company Notes with the 2025 Notes and 2028 Notes.

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table sets forth our gross indebtedness, before the reduction of debt issuance costs, as of September 30, 2021:

	Issuer	As of September 30, 2021
		(in thousands of US$)
2028 Studio City Senior Secured Credit Facility	Studio City Company	$128
2025 Notes	Studio City Finance	500,000
2028 Notes	Studio City Finance	500,000
2029 Notes	Studio City Finance	1,100,000

Total		$2,100,128

Significant changes in our indebtedness during the period ended and subsequent to September 30, 2021 are summarized below.

On January 4, 2021, Studio City Finance commenced the 2024 Notes Tender Offer. The 2024 Notes Tender Offer expired on January 11, 2021. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2024 Notes Tender Offer amounted to US$347.1 million. On January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the First 2029 Notes, the net proceeds of which were used to pay the tendering noteholders from the 2024 Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Notes, which amounted to US$252.9 million in aggregate principal amount.

On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (approximately US$29.9 million) revolving credit facility and the HK$1.0 million (approximately US$128,000) term loan facility from November 30, 2021 to January 15, 2028 (“2028 Studio City Senior Secured Credit Facility”). The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by Studio City Finance Limited.

On May 20, 2021, Studio City Finance issued US$350.0 million in aggregate principal amount of the Additional 2029 Notes.

On July 26, 2021, the 2029 Notes were listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.

For further details of the above indebtedness, see note 8 to the condensed consolidated financial statements included elsewhere in this report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop the remaining land of Studio City.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2021, we had capital commitments contracted for but not incurred for the construction and acquisition of property and equipment mainly for the development of remaining land at Studio City totaling US$434.8 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 13 to the condensed consolidated financial statements included elsewhere in this annual report.

Each of Studio City Company and Studio City Finance has a corporate rating of “B+” by Standard & Poor’s, and Studio City Finance has a corporate rating of “B1” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Recent Developments

COVID-19 outbreaks continue to have a material effect on our operations, financial position, and future prospects in the fourth quarter of 2021.

Our operations have been impacted by on-and-off travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong, and China in response to isolated cases. The appearance of COVID-19 cases in early August 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Similarly in late September 2021, the identification of additional COVID-19 cases again led to a repeat of testing, closure, and travel restrictions, which led to reduced turnout for October Golden Week holiday. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require a 14-day quarantine on arrival in Zhuhai, and the validity of negative nucleic acid tests were extended from 24 hours to 48 hours or seven days. As a result, our visitation has been gradually recovering.

The construction of Studio Phase 2 is progressing on track for completion before December 27, 2022. This expansion will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and state-of-the-art MICE space.

The pace of recovery from COVID-19 will depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicine for COVID-19, the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak affecting discretionary spending and travel, all of which remain highly uncertain.

Gaming is a highly regulated industry in Macau and the operation of the Studio City Casino is subject to various laws and regulations. These laws and regulations are complex and there are limited precedents on the interpretation and enforcement of these laws and regulations. Changes in laws and regulations, and the interpretation and enforcement of such laws and regulations, may result in increased risks for the operations of the Studio City Casino. For example, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter at a casino and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities.